UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ellington Financial LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

288522303

(CUSIP Number)

Daniel Margolis, Esq.

Ellington Financial LLC

53 Forest Avenue

Old Greenwich, Connecticut 06870

+1 203 698 1200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 288522303	Page 2

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael W. Vranos
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,294 Common Shares
	(8)	SHARED VOTING POWER 2,747,210 Common Shares
	(9)	SOLE DISPOSITIVE POWER 14,294 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,747,210 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,504 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
(14)	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 288522303	Page 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VC Investments LLC (13-3813408)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 2,747,210 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,747,210 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,747,210 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 4

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EMG Holdings, L.P. (03-0612415)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 2,726,749 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,726,749 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,726,749 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 288522303	Page 5

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Financial Management LLC (26-0715075)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 20,461 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 20,461 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,461 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 6

Amendment No. 1 to Schedule 13D

This Amendment to Schedule 13D is being filed to remove Ellington Capital Management LLC (“ECM”), Ellington Mortgage Partners, L.P. (“EMP”), New Ellington Credit Partners, L.P. (“NECP”) and New Ellington Partners, L.P. (“NEP”) as reporting persons and to update the beneficial ownership of the other reporting persons based on an internal restructuring described below that occurred on December 31, 2011.

Item 2.	Identity and Background.

Item 2(a) is hereby amended by removing ECM, EMP, NECP and NEP as reporting persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following to the end of this section:

On February 17, 2011, pursuant to the Management Agreement, the Issuer issued 6,400 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the fourth quarter of 2010, resulting in EFM beneficially owning an aggregate of 28,879 Common Shares as of February 17, 2011.

On March 4, 2011, EFM distributed 8,991 Common Shares to EMGH and 91 Common Shares to VC. On the same date, VC subsequently contributed 91 Common Shares to EMGH pursuant to a Contribution and Assignment Agreement in exchange for a corresponding increase in VC’s capital account with EMGH.

On May 3, 2011, pursuant to the Management Agreement, the Issuer issued 2,639 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the first quarter of 2011, resulting in EFM beneficially owning an aggregate of 22,436 Common Shares as of May 3, 2011.

On May 20, 2011, EFM distributed 1,955 Common Shares to EMGH and 20 Common Shares to VC. On the same date, VC subsequently contributed 20 Common Shares to EMGH pursuant to a Contribution and Assignment Agreement in exchange for a corresponding increase in VC’s capital account with EMGH.

On August 11, 2011, EMGH distributed 109,000 Common Shares to Mr. Vranos. On the same date, Mr. Vranos contributed 109,000 Common Shares to a family trust established by Mr. Vranos as a gift.

SCHEDULE 13D

CUSIP No. 288522303	Page 7

From October 12, 2011 to December 30, 2011, Mr. Vranos has acquired 14,294 Common Shares in the open market pursuant to a 10b5-1 trading plan adopted by Mr. Vranos. Mr. Vranos funded these purchases through the use of his personal funds. The shares were purchased at the following weighted average purchase prices:

Date of Transaction	Number of Shares	Price(1)	Price Ranges
October 12, 2011	510	$17.74	$17.64 - $17.78
October 13, 2011	600	$17.38	$17.32 - $17.40
October 14, 2011	390	$17.50	$17.45 - $17.51
October 17, 2011	570	$17.47	$17.39 - $17.48
October 18, 2011	750	$17.79	$17.38 - $17.83
October 20, 2011	330	$17.68	$17.67 - $17.70
October 25, 2011	360	$17.71	$17.67 - $17.78
November 23, 2011	450	$17.07	$16.99 - $17.12
November 28, 2011	330	$17.15	$17.10 - $17.23
November 29, 2011	600	$16.84	$16.71 - $16.95
November 30, 2011	300	$17.14	$17.02 - $17.20
December 1, 2011	300	$17.14	$17.07 - $17.24
December 5, 2011	774	$16.96	$16.93 - $17.00
December 6, 2011	390	$17.08	$16.98 - $17.14
December 8, 2011	480	$17.04	$16.96 - $17.08
December 19, 2011	1,200	$17.09	$17.07 - $17.11
December 20, 2011	1,050	$17.23	$17.08 - $17.30
December 21, 2011	1,500	$17.17	$17.11 - $17.31
December 22, 2011	1,290	$17.10	$17.05 - $17.20
December 27, 2011	463	$17.17	$17.15 - $17.17
December 28, 2011	570	$17.20	$17.15 - $17.27
December 29, 2011	543	$17.16	$17.14 - $17.17
December 30, 2011	544	$17.16	$17.10 - $17.18

(1)	These transactions were executed in multiple trades at prices within a one dollar price range. The reporting person hereby undertakes to provide upon request to the SEC staff, full information regarding the number of shares and prices at which the transactions were effected.
(2)	Transactions executed in multiple trades at prices within the ranges above.

On December 31, 2011, EMGH acquired beneficial and record ownership over 1,122,829 shares previously held by Ellington Mortgage Partners, LLC (“EMP”), New Ellington Partners, L.P. (“NEP”) and New Ellington Credit Partners, L.P. (“NECP”) as a result of an internal restructuring (the "Restructuring"). In connection with the Restructuring, common shares previously held by EMP, NEP and NECP were transferred to EMGH and other entities and persons via a series of pro rata distributions and contributions. No one received or paid any consideration for any common shares transferred in connection with the Restructuring. None of the pecuniary interests, to the extent any such interests exist, of the ultimate beneficial owners of common shares increased or decreased as a result of the Restructuring.

SCHEDULE 13D

CUSIP No. 288522303	Page 8

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add that Mr. Vranos may acquire additional securities of the issuer pursuant to his 10b5-1 trading plan.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a), (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 2,761,504 shares, which represents beneficial ownership of 16.4% of the total number of Common Shares outstanding as of December 31, 2011. The beneficial ownership set forth in the immediately preceding sentence is held as follows:

Beneficial Owner	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total	Percent of Outstanding Common Shares(1)	Managing Member or General Partner
Mr. Vranos (2)	14,294	2,747,210	14,294	2,747,210	2,761,504	16.4%	N/A
VC (3)	0	2,747,210	0	2,747,210	2,747,210	16.3%	Mr. Vranos
EMGH (4)	0	2,726,749	0	2,726,749	2,726,749	16.2%	VC
EFM	0	20,461	0	20,461	20,461	0.1%	VC

(1)	Beneficial ownership is calculated based on 16,447,651 Common Shares outstanding as of December 31, 2011.
(2)	Beneficial ownership includes 2,726,749 Common Shares beneficially owned by EMGH (including 375,000 LTIP Units — see footnote 4 below), 20,461 Common Shares held directly by EFM and 14,294 Common Shares held directly by Mr. Vranos.
(3)	Beneficial ownership includes 2,726,749 Common Shares beneficially owned by EMGH (including 375,000 LTIP Units — see footnote 2 below) and 20,461 Common Shares held directly by EFM.
(4)	Beneficial ownership includes 2,351,749 Common Shares and 375,000 LTIP Units held directly by EMGH. The LTIP Units are fully vested and are convertible into Common Shares on a one-for-one basis, subject to certain conditions.

(c) Except for the transactions described in Item 3 above, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Shares. The information related to the transactions dated May 3, 2011, May 20, 2011 and August 11, 2011, October 12 through December 30, 2011 and December 31, 2011 contained in Item 3 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable

SCHEDULE 13D

CUSIP No. 288522303	Page 9

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

An updated description of the Management Agreement included in the annual report on Form 10-K for the fiscal year ended December 31, 2010 under the heading “Business—Management Agreement” has been excerpted and attached as Exhibit 99.2. Item 6 is hereby amended by deleting the prior description of the Management Agreement and incorporating the excerpt attached as Exhibit 99.2 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1:	Third Amended and Restated Management Agreement, by and between Ellington Financial LLC and Ellington Financial Management LLC, effective as of August 2, 2011 (incorporated by reference to Exhibit 10.1 of the Issuer’s quarterly report on Form 10-Q for the period ended June 30, 2011)

Exhibit 7.2:	Form of Registration Rights Agreement, by and between Ellington Financial LLC, Ellington Financial Management LLC and Friedman, Billing, Ramsey & Co., Inc., dated as of August 17, 2007 (incorporated by reference to Exhibit 7.2 of the Schedule 13D of the Reporting Persons filed on February 14, 2011).

Exhibit 24.1:	Power of Attorney (incorporated by reference to Exhibit 24.1 of the Schedule 13D filed on February 14, 2011).

Exhibit 99.1:	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed on February 14, 2011).

Exhibit 99.2:	Excerpt from the Ellington Financial LLC Annual Report on Form 10-K for the fiscal year ended December 31, 2010 describing the Management Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 4th day of January, 2012.

MICHAEL W. VRANOS

/s/ Michael W. Vranos

VC INVESTMENTS L.L.C.

By:	/s/ Michael W. Vranos
Name: Michael W. Vranos
Title: Managing Member

EMG HOLDINGS, L.P.

By:	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Designated Person

By:	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Vice Chairman

ELLINGTON FINANCIAL MANAGEMENT LLC

By:	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Executive Vice President